UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  JUNE 28, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM AND CRUCELL ANNOUNCE NEW CEO AND ESTABLISHMENT OF PER.C6(R) R&D CENTER IN
BOSTON AREA

LEIDEN / HEERLEN, THE NETHERLANDS, JUNE 28, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and its technology partner DSM Biologics BV, a business unit of Royal DSM N.V., announced today that Dr. Marco Cacciuttolo has accepted the position of Chief Executive Officer of their joint PER.C6(R) R&D Center, which will be located in Cambridge, MA. Dr. Cacciuttolo joins the venture with over ten years of experience in technical operations within the biotech and pharmaceutical industries. Dr. Cacciuttolo has occupied positions of increasing responsibility at MedImmune, Inc., and most recently at Medarex, Inc. as the Vice President of Technical Operations. Dr. Cacciuttolo received his Ph.D. in Biochemical Engineering from the University of Maryland, Baltimore County and his B.S. in Biochemical Engineering from the Catholic University of Valparaiso, Valparaiso, Chile.

The Cambridge, Massachusetts location for the R&D center was specifically selected due to its outstanding scientific resources, and world-class talent pool.

"We are delighted to bring Marco Cacciuttolo on board as CEO. He has a strong track record in the biotech industry, and will provide strong leadership to the technology venture," said Dr. Leendert Staal, President and CEO of DSM Pharmaceutical Products. "We are excited with the move to the Boston area, which marks an important next step in the development of our joint venture with Crucell."

The new R&D center will specialize in the further development of the PER.C6(R) human cell line to make it the premier system for the expression of recombinant pharmaceutical proteins. This center of excellence will provide a fully integrated technology platform, and true turn-key solutions for the production of pharmaceutical proteins, to the biotech industry and the scientific community. This PER.C6(R) technology platform will comprise cell line generation technology, tailored cell culture media, fermentation processes, equipment design, scale-up, technology transfer, and regulatory support. The R&D center will have dedicated space for PER.C6(R) users to experience the technology hands on.

Dr. Marco Cacciuttolo, Chief Executive Officer of the R&D Center, stated, "I welcome the opportunity to strengthen the technological possibilities that PER.C6(R) offers to the entire biotechnology industry as a premier expression system for fully human proteins."

Ronald Brus, Managing Director and CEO of Crucell, stated: "We are excited about the choice of location. Not only are we building on and adding to the depth and strength of bio-sciences in the Boston area, but this is a major milestone in supporting the growing number of licensees for PER.C6(R)."

The fit-out of the new center will take place over the coming months. Recruitment of some 50 scientific and support staff has started and commencement of operations is expected before the end of 2006.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosomal vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, the Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has wide-range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.

ABOUT DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                FOR CRUCELL IN THE US:
Harry Suykerbuyk                            REDINGTON, INC.
Director Investor Relations and Corporate   Thomas Redington
Communications
Tel. +31-(0)71-524 8718                     Tel. +1 212-926-1733
h.suykerbuyk@crucell.com                    tredington@redingtoninc.com

DSM CORPORATE COMMUNICATIONS
Nelleke Barning
Tel. +31 (0)455782017
Fax. +31 (0)455740680
Terry.Novak@dsm.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     JUNE 28, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer